Exhibit (a)(5)(f)

                 FURSA WITHDRAWS METROMEDIA ACQUISITION PROPOSAL

LYNBROOK, N.Y., August 21, 2007 - Fursa Alternative Strategies ("Fursa") today announced that it has determined not to further pursue its $2.05 proposal to acquire Metromedia International Group, Inc. (Pink Sheets: MTRM), and has accordingly withdrawn the proposal. Fursa sent the following letter to the Metromedia Board of Directors:

         August 21, 2007

         Dear Sirs:

         During the past two weeks we have conducted our due diligence on Metromedia, and we have greatly appreciated the assistance of the Board and management in this process, particularly that of Chairman and CEO Mark Hauf, who has gone above and beyond in his efforts. We have, however, been unable to establish a mutually acceptable basis for a transaction that would be financeable in current market conditions. In light of this we have determined that we cannot proceed with our proposal. We are hereby withdrawing our proposal, and we intend to tender our shares in the CaucusCom offer. Thank you again for your cooperation.

         Sincerely,
         / s / William F. Harley

         William F. Harley, President
         Fursa Alternative Strategies

ABOUT FURSA ALTERNATIVE STRATEGIES

Founded in 1999, Fursa Alternative Strategies is a hedge fund management firm based in Lynbrook, New York.

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CONTACT:
Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Jeremy Jacobs, 212-355-4449